EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 29, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item 1

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces Consolidated Financial Results Accumulated for 2002 – First Half

Press Release, July 29, 2002. (14 pages)

For more information, please contact:

Charles E. Allen
TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (July 29, 2002) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the first half of 2002, ended June 30. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of 10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Figures in Reais MM	**Jun-02**	**Jun-01**	**Variation**
Net operating revenues	4,751	4,245	*11.9%*
EBITDA [1/]	2,458	2,165	*13.5%*
EBITDA margin(%)	51.7	51.0	*0.7p.p.*
Operating income	656	878	*-25.3%*
Income before income tax, social contribution, prof. sharing & minority interest	661	873	*-24.3%*
Net income	395	532	*-25.8%*
Shares outstanding (bn)	494.4	494.4	*0.0%*
EPS (000)	0.80	1.08	*-25.8%*
Installed Lines (switching) (000)	14,340	14,125	*1.5%*
Lines in service (000)	12,512	12,006	*4.2%*
Telephone density (per 100 inhab.)	33.2	32.5	*0.7p.p.*
LIS/employee	1,243	979	*26.9%*
Digitalization (%)	95.8	95.3	*0.5p.p.*

1/ EBITDA = operating income + depreciation

Highlights of the Period

- **ADSL** - is being offered under the brand name "SPEEDY" and reached 282,269 clients in June 2002, going up 180.5% in relation to the 2Q01, when there were 100,634. In relation to the 198,306 clients in December 2001, the growth is 42.3%.

- **EBITDA** for the 1H02 increased 13.5% on a YoY basis, reaching R$2,457.8 million. During the 2Q02, EBITDA reached R$1,243.0 million, 11.1% higher than in 2Q01. The EBITDA margin in the 1H02 was 51.7% or 0.7 p.p. higher than the one in the1H01. In 2Q02, it was 51.9% or 1.4 p.p. higher than the same quarter last year.

- **The Capex** (Economic Sense) approved for 2002 is R$1,800 million and in the 1H02 the amount of R$908 million had already been contracted. In comparison with the year 2001, the reported Capex was R$4,400 million and in the 1H01, the Capex was R$2,466 million.

- **The number of Average Lines in Service** grew from 11,240,144 at the end June 2001 to 12,562,754 at the end June 2002, an 11.8% growth, equivalent to 1,322,610 units. Furthermore, the number of average lines in service increased from 11,587,772 in the 2Q01 to 12,529,053 in the 2Q02, showing an increase of 8.1%. The total numbers of lines in service on June 30, 2002 was 12,511,515, as a consequence of a reduction, in the semester, of 104,491 lines in service, concentrated mainly in the segment of residential clients.

- **Net operating revenues** for the 1H02 reached R$4,750.6 million. Compared with the R$4,245.4 million recorded in the same period last year, it shows a R$505.2 million or an 11.9% raise. This is justified by the growth in the average number of lines in service (11.8%) and by the tariff increase in June 2001. Revenues for 2Q02 grew R$181.2 million, or 8.2% compared to 2Q02 because of the same reasons.

Highlights about revenues

- **Gross Operating Revenues** accumulated for the 1H02 grew by R$704.4 million or 12.3% compared to the same period in 2001. The gross operating revenues in the quarter grew R$241,8 million or 8.1%, reaching R$3,237.0 million in the 2Q02 compared to R$2,995.2 million in 2Q01.



Annual Gross Operating Revenue
R$ Million
Monthly Basic Rental Charge
Installation Charge
Local Service
Other
DLD
ILD
Interconnection
Public Telephony
Data Transmission
Phone Directory
(100,0)
200,0
500,0
800,0
1.100,0
1.400,0
1.700,0
2.000,0
2.300,0
Until JUN/01
Until JUN/02


Gross Operating Revenue - Quarterly Basis
R$ Million
Monthly Basic Rental Charge
Installation Charge
Local Service
Other
DLD
ILD
Interconnection
Public Telephony
Data Transmission
Phone Directory
-
200,0
400,0
600,0
800,0
1.000,0
2Q01
2Q02

The changes are justified as follows:

- **Monthly Rental Charge:** in the 1H02 there was an increase of R$389.7 million or 27.6% due to the growth of the average number of lines in service and an 18% tariff increase that occurred on June 24th, 2001. In the QoQ comparison, there was an increase of R$174.3 million or 24.0%, mainly explained by the tariff increase that occurred on June 24th, 2001 and the 8.1% growth of the average number of lines in service.

- **Installation Charge:** showed a reduction of R$85.0 million when comparing the 1H02 and 1H01. When comparing the 2Q02 and 2Q01 there was also a reduction of R$55.0 million. These reductions are due to the lines returned by clients and the lower installation levels in the 1H02, after the compliance of Anatel's targets.

- **Local Service Revenues:** showed an increase of R$116.7 million or 10,1% compared to the same period of the previous year, explained by a traffic growth (exceeding pulses). In the QoQ comparison, there was a growth of R$17.6 million or 2.9%, mainly explained by traffic growth.

- **Others:** in the 1H02 raised R$34.9 million or 11.7% when comparing to the 1H01, highlighting the digital 2M-ATB (Two Megabits-Area of Basic Tariff) access revenue, intelligent line, telephone directory consults and dedicated line rental. In the QoQ comparison, there was an increase of R$5.8 million, or 3.8%, for the same reasons.

- **DLD:** showed a growth of R$237.2 million or 13.4% when comparing the 1H02 and 1H01, and R$73.5 million or 7.7% in the QoQ comparison, explained by:

- **Fixed-to-fixed Long distance (intrastate):** accumulated in the 1H02 grew R$71,1 million or 12,4% when comparing to the same period in 2001, mainly because of the traffic increase and the average 8.4% tariff adjustment that occurred on June 24th, 2001, partially offset by promotional discounts in long distance services. In the QoQ comparison, there was a growth of R$17.3 million or 5.6%.

- **Fixed-to-mobile revenues:** showed an increase of R$166.1 million or 13.9% in the 1H02 compared to the 1H01 due to the traffic growth and the tariff readjustment on February 1st, 2002 (9.9% for VC1 and 8.8% for VC2). In the QoQ comparison, they increased R$56.2 million or 8.7%.

- **ILD:** on April 2nd, Anatel (National Telecommunications Agency) authorized Telefónica to provide international long distance calls with the code 15. This is possible due to the anticipation of Anatel's targets in more than two years. In that sense, it showed revenues of R$4.8 million in the 1H02.

- **Interconnection Revenues:** for the 1H02 when comparing to the same period in 2001 showed a reduction of R$25.1 million or 3.8% mainly due to a reduction in the revenues from EILD (Wholesale of Dedicated Lines) in the 2Q01. For the same reason, in the QoQ comparison, there was an increase of R$10.3 million or 3.2%.

- **Public Telephony:** the accumulated in the 1Q02, when comparing to the same period of last year showed an increase of R$0.8 million or 0.9% mainly due to the 7.14% tariff growth in June 24th, 2001, offset by the payments to the others operators. In the QoQ comparison, there was a reduction of R$1.0 million explained by the same reasons.

- **Data Transmission Revenues:** in the 1H02 achieved a growth of R$38,8 million or 22.6% when comparing to the same period of 2001. The increase in the number of "Speedy" clients ("Speedy" is the Telefónica ADSL Service Brand Name) was partially offset by the reduction of the revenues of package transmitted data. In the QoQ comparison, the business communication revenues grew R$17.4 million or 19.5% by the same reasons.

Operating Expenses Highlights

Operating Expenses accumulated for the 1H02 showed a growth of R$212.1 million or 10.2% when comparing to the same period of last year. In the QoQ comparison, the growth was R$56,8 million or 5.2%, explained as follows:



Operating Expenses - Annual
R$ Million
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenues (Expenses)
(500,0)
300,0
1.100,0
1.900,0
Until JUN/01
Until JUN/02



Operating Expenses - Until June 2002
General and Administrative Expenses 76,5%
Taxes 3,2%
Payroll and Related Charges 11,3%
Provisions 7,8%
Other Operating Revenues (Expenses) 0,9%
Investment Gains (Losses) 0,3%

Operating Expenses - Quarterly Basis
R$ Million



Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenues (Expenses)
(100,0)
150,0
400,0
650,0
900,0
2Q01
2Q02

Operating Expenses - 2Q02



General and Administrative Expenses 76,0%
Payroll and Related Charges 11,9%
Taxes 3,2%
Other Operating Revenues (Expenses) 0,2%
Investment Gains (Losses) 0,7%
Provisions 8,1%

- **Personnel expenses** in the 1H02 were reduced in R$1.0 million compared to the same period of the previous year mainly due to the reduction in the average headcount, from 12,985 employees in June 2001 to 10,458 in the same period in 2002, a fall of 19.5%. In the QoQ comparison, the personal expenses increased R$14,5 million or 11.6% mainly due to wage increase and severance expenses partially offset by the reduction in the average headcount.

- **General and administrative expenses** in the 1H02 showed a growth of R$160.5 million or 10% compared to the 1H01. In the QoQ comparison, they increased R$52.7 million or 6.3%.

Accumulated disclosure

General and Administrative Expenses
Until June 2002



Interconnection Expenses 51,9%
Outside Services 39,4%
Materials 3,3%
Other 5,4%

General and Administrative Expenses
Until June 2001



Interconnection Expenses 48,2%
Outside Services 43,1%
Materials 5,0%
Other 3,7%

Quarterly disclosure


General and Administrative Expenses
2Q02
Interconnection
Expenses
52,8%
Outside
Services
38,6%
Materials
3,4%
Other
5,3%


General and Administrative Expenses
2Q01
Interconnection
Expenses
48.9%
Outside
Services
43.0%
Materials
5.0%
Other
3.0%

The General and Administrative Expenses changes are justified as follows:

a) *Materials* for the 1H02 showed a R$21.3 million or 26.8% reduction, when compared to the same period in 2001. The main reasons are the reduction in the expenses of plant maintenance materials and the reduction in the cost of sales. For the QoQ comparison, there was a reduction of R$12.4 million or 29.3%, due to the same reasons.

b) *Outsourcing expenses* for the 1H02 increased R$4.1 million or 0.6% when compared to the same period of the previous year. The main causes for that are the outsourcing of the technical and administrative services, data processing, transport of phone directories, advertising and electric power. When comparing QoQ, there was a reduction of R$16.6 million or 4.6%, mainly due to the reduction of expenses for call center and plant maintenance which was partially offset by the increase of expenses in data processing, advertising and electric power.

c) *Inter-connection expenses* for the 1H02 grew R$143.0 million or 18.5% when compared to the same period of 2001 due to a fixed-to-mobile traffic increase. In the QoQ comparison, they grew R$60.1 million or 14.7% because of said traffic increase.

d) *Other Expenses* for the 1H02 went up R$34.8 million compared to the 1H01 mainly due to an increment in the rental expenses of infrastructure and real estate. In the QoQ comparison, the increase was R$21.6 million, due to the same reasons.

- **Taxes** for the 1H02 showed an increase of R$17.1 million or 30.0% when compared to the same period in 2001, due to the FUNTTEL – Fundo para o Desenvolvimento Tecnológico das Telecomunicações (representing 0.5% of the Net Operating Revenue).

- **Provisions for bad debt** presented an increase of R$52.3 million in the 1H02 compared to the same period in 2001, representing 3.8% of net revenues. The main reasons are the plant growth and consequent increase in revenues. When comparing QoQ, the provisions remained almost stable, showing a slight decrease of R$0.5 million.

- **Other operating revenues (expenses)** registered a positive value of R$12.7 million in the 1H02, when compared to the same period in 2001. The main reasons are the reductions in the expenses related to the outgoing traffic to other operators and the reductions in expenses related to fiscal contingencies, offset by the increase in the commission for data and voice and the reduction in the revenues of telecommunication services fines. In the QoQ comparison, the net positive result was R$7.9 million, due to the same reasons.

- **Depreciation** grew R$271.9 million or 24.1% in the 1H02 compared to the 1H01, mainly due to the plant growth. In the QoQ comparison, the growth reached R$131.2 million, or 22.8% due to the same reason.

- **Net Financial Revenues / (Expenses)** the negative financial result grew R$243.3 million in comparison to the 1H01 (see below). In the QoQ comparison, there was a decrease of R$167.2 million. In order to reduce the exchange rate variation risk that could lead to losses for the Company as a consequence of the volatility of the exchange rate thus increasing the value of the liabilities represented by loans and financing contracted in foreign currency as well as financial expenses, the Company has signed hedging contracts with financial institutions.

Net Financial Revenues (HoH comparison)	**1H02**	**1H01**	**Variation %**	**R$**
Net Financial Revenues – R$ million	(403.4)	(160.1)	152.0	(243.3)
Results of Financial Operations	(7.3)	(12.4)	(41.1)	5.1
Results of Hedging (Book Value)	459.9	313.1	46.9	146.8
Interest on Debt	(107.9)	(96.9)	11.4	(11.0)
Monetary and Exchange Variation	(748.1)	(363.9)	100.0	(103.0)

NON-OPERATING REVENUES (EXPENSES) showed a positive value of R$10.0 million in the 1H02, in comparison to the same period last year, mainly due to profits obtained in the sales of assets and fiscal gains, counterbalanced by the provisions for fixed asset write-offs. In the QoQ comparison, the positive result of R$13.7 million was due to the same reasons.

EMPLOYEE PROFIT SHARING during the 1H02 fell R$8.3 million or 13.1% when compared to the same period of last year, caused by a reduction of 19.5% in the average number of employees and the reduction in the amounts of such participation in the results of the previous period. This was partially counterbalanced by the change in the percentage of the employee's reward and the collective agreement.

LOANS AND FINANCING: Telesp finished the 2Q02 with a net debt of R$3,744.4 million, or 24.8% of the shareholder's equity, compared to R$2,629.0 million in 2Q01, or 17.8% of the shareholder's equity. In relation to the previous quarter, there was a R$155.9 million increase in the net debt. The liabilities were mainly dedicated to the expansion and improvement of the offered services.

SUBSEQUENT FACTS

- **Telesp announced the spin-off of its Packaged Networks Subsidiary.** On August 03, 2000, the total subsidiary of Telesp, Telefônica Empresas S.A., was established to provide packaged network switched services. On October 10, 2000 the Board of Directors approved a proposal to the segmentation of the business related to the said packaged network switched service, then directly rendered by Telesp, through a transfer of the assets associated with the service to Telefonica Empresas S.A., a non-listed company. This measure intends to increase the efficiency in rendering said services employing state-of-the-art technology and thus, create value to clients, shareholders and the Company itself. The assets transfer to the new Company was submitted to the General Shareholders Meeting on October 27, 2000. The valuation appraisals were approved and the capital increase of the new society was subscribed by the Company by means of cash and fixed assets. The authorization to render the said services was also transferred at the occasion. In the General Shareholders Meeting held on January 30, 2001, the Equity valuation report was approved and the capital reduction of the resulting Company. The proportional value to the spun-off equity is R$207,799,377.95 without any modification in the number of shares, the rights and the kind of the Company's shares. The filing of the Company was approved and the company's shares started to be traded from May 28, 2001 on. This operation does not imply into any harm to existing compromises of the Company and in particular, the transference of any asset linked to the concession for STFC (Fixed Line Switched Transmission Services). ANATEL, according to Law # 9,472 of 07/16/1997, has approved this operation. The services provided by the Company and corresponding tariffs are regulated by ANATEL.

- **Ceterp acquisition**. On December 22, 1999, the Company acquired, in the privatization auction promoted by the Ribeirão Preto City Government, Ceterp – Centrais Telefônicas de Ribeirão Preto S.A. and its controlled subsidiary, Ceterp Celular S.A. On October 4, 2000, according to the privatization rules, the Company concluded the acquisition by means of a public tender offer for both ON and PN shares. After this, the Company had 96.97% of the preferred shares and 99.85% of the ordinary (voting) shares of Ceterp. On November 27, 2000, according to the Brazilian telecommunications market applicable rules, Ceterp sold its controlled company, Ceterp Celular. On November 30, 2000, the Company incorporated Ceterp S.A.

- **CVM edict # 371 – Pension Plan Accounting Procedures:** On December 13, 2000, CVM published the edict # 371, that approves the IBRACON (Brazilian Accounting Institute) Pronouncement on certain new accounting procedures to register pension plan benefits and contributions. These new accounting procedures are required to be implemented from January 1, 2002 onwards. The Company has undertaken actuarial studies to determine the effects on the Company of such matter and they are incorporated in the December 31, 2001 financials. The total net tax related effect was R$96.5 million on December 31, 2001.

- ***Law #10.303 from October 31, 2001:*** it updated the late Corporate Law (Lei das Sociedades Anonimas) # 6,404 issued in December 15, 1976 and the Law # 6,385 of December 7, 1976. This new Corporate Law has introduced some important modifications in the corporate governance of the listed companies. Simultaneously, and by the same instrument in conjunction with the Edict # 8 and the Decree # 3,995 (all issued in October 31, 2002), CVM – Comissão de Valores Mobiliarios, the securities and exchange commission in Brazil, had its duties and jurisdiction amplified after it had its hierarchy of dependence within the Governmental organization modified thus increasing its autonomy. To the companies, among the most important modifications, one must highlight the new proportion in the number of outstanding ON (voting) and PN (non-voting) shares, new rules to issue debentures, new conditions to exert the right of withdrawal, new responsibilities of the Audit Committee and the Management Committee and the possibility to publish lengthy documents through the internet in lieu of the traditional newspapers. It must be noted that the pooling agreement is now accepted as well as the concerted vote, as decided in a meeting previous to the actual General Shareholders Meetings. The intention behind this procedure is to impede that eventual vested interests prevail over the interests of the society. The companies were given up to one-year period counting from the date the new Law was published, to adapt the respective by-laws and procedures. Some acts necessary to regulate the financial market, including the futures and commodities exchange, that previously pertained to the Banco Central do Brasil, are from now on dealt with by CVM, an autonomous governmental organ.

Tables

Table **1** shows the shareholding structure for Telesp and the historical summary. Table **2** has the Telesp Income Statement. Table **3** and the Table **4** show, respectively, the balance sheets and the operating highlights for TELESP. Table **5** shows tariffs rates, depreciation and Capex. Finally, Table **6** shows loans and financing, inflation, and foreign exchange rate figures.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previoulsy "Telesp Participações S/A")

Table 1. Shareholding structure for Telesp

As of June 30, 2002

Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.34%	**88.87%**	**87.35%**
Treasury shares [1/]	719,366,993	11,014,010	730,381,003
	0.43%	**0.003%**	**0.15%**
Others	25,281,609,053	36,523,314,031	61,804,923,084
	15.23%	**11.12%**	**12.50%**
Total number of shares	**166,041,836,519**	**328,353,890,121**	**494,395,726,640**

1/ Following the corporate restructuring and will remain in treasury to be cancelled in the future, in accordance to the Brazilian Corporate Law.

Capital stock - in thousands of R$ (in 03/31/02):	**5,640,184**
Book Value per 1.000 shares (R$):	**30.53**
Capital stock - in thoudands of R$ (in 06/30/02):	**5,978,074**

Consortium SP Telecomunicações Holding S.A.

Company	Percentage
Telefónica Internacional S.A	96.52%
Telefónica, S.A.	3.48%
Total	**100.00%**

Tagline

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP's operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

In October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is already a listed company.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel's targets. Anatel has already granted the license, to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The internation long distance services started to be deployed on May 7th, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 2. Consolidated income statements

For the months ended June 30, 2001 and 2002

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Jun-01	Jun-02	var.	2Q01	2Q02	var.
Gross operating revenue	**5,714,396**	**6,418,802**	*12.3%*	**2,995,209**	**3,236,987**	*8.1%*
Monthly basic rental charges	1,410,683	1,800,389	*27.6%*	727,095	901,364	*24.0%*
Installation charge	135,148	50,194	*-62.9%*	81,687	26,673	*-67.3%*
Local Service	1,152,974	1,269,660	*10.1%*	608,907	626,468	*2.9%*
Other	298,935	333,865	*11.7%*	154,100	159,941	*3.8%*
DLD	1,773,092	2,010,258	*13.4%*	949,859	1,023,355	*7.7%*
Intra region	574,610	645,671	*12.4%*	307,291	324,616	*5.6%*
Fixed to mobile revenues	1,198,482	1,364,587	*13.9%*	642,568	698,739	*8.7%*
ILD	-	4,838	*100.0%*	-	4,838	*100.0%*
Interconnection	667,009	641,917	*-3.8%*	319,612	329,901	*3.2%*
Public telephony	94,757	95,604	*0.9%*	57,592	56,609	*-1.7%*
Data transmission (ex-package)	171,294	210,071	*22.6%*	89,582	107,027	*19.5%*
Phone directory	10,504	2,006	*-80.9%*	6,775	811	*-88.0%*
Taxes + others	(1,468,963)	(1,668,212)	*13.6%*	(779,480)	(840,092)	*7.8%*
Net operating revenue	**4,245,433**	**4,750,590**	*11.9%*	**2,215,729**	**2,396,895**	*8.2%*
Operating expenses	**(2,080,735)**	**(2,292,808)**	*10.2%*	**(1,097,109)**	**(1,153,922)**	*5.2%*
Payroll and related charges	(262,257)	(261,262)	*-0.4%*	(124,973)	(139,484)	*11.6%*
General and administrative expenses	(1,604,290)	(1,764,835)	*10.0%*	(839,484)	(892,159)	*6.3%*
Materials	(79,583)	(58,240)	*-26.8%*	(42,291)	(29,902)	*-29.3%*
Outside Services	(691,097)	(695,165)	*0.6%*	(361,247)	(344,602)	*-4.6%*
Interconnection expenses	(773,671)	(916,678)	*18.5%*	(410,496)	(470,646)	*14.7%*
Others	(59,939)	(94,752)	*58.1%*	(25,450)	(47,009)	*84.7%*
Taxes	(56,898)	(73,960)	*30.0%*	(33,365)	(37,434)	*12.2%*
Provisions	(128,090)	(180,351)	*40.8%*	(95,327)	(94,847)	*-0.5%*
Investment gains (losses)	3,264	7,364	*125.6%*	2,043	8,116	*297.3%*
Other operating revenues / (expenses)	(32,464)	(19,764)	*-39.1%*	(6,003)	1,886	*-131.4%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**2,164,698**	**2,457,782**	*13.5%*	**1,118,620**	**1,242,973**	*11.1%*
Depreciation and amortization	(1,126,666)	(1,398,554)	*24.1%*	(575,015)	(706,224)	*22.8%*
Financial revenues	366,620	668,173	*82.3%*	156,776	593,107	*278.3%*
Financial expenses	(526,734)	(1,071,550)	*103.4%*	(241,259)	(844,790)	*250.2%*
Interest on company's net worth	-	-	-	-	-	-
Operating income	**877,918**	**655,851**	*-25.3%*	**459,122**	**285,066**	*-37.9%*
Nonoperating revenues (expenses)	(5,397)	4,650	*-186.2%*	(2,346)	11,381	*-585.1%*
Income before income tax and social contribution	**872,521**	**660,501**	*-24.3%*	**456,776**	**296,447**	*-35.1%*
Income tax	(202,795)	(154,319)	*-23.9%*	(108,249)	(68,584)	*-36.6%*
Social contribution	(73,540)	(55,546)	*-24.5%*	(39,251)	(24,529)	*-37.5%*
Income before employee profit sharing and minority interest	**596,186**	**450,636**	*-24.4%*	**309,276**	**203,334**	*-34.3%*
Employee profit sharing	(63,701)	(55,372)	*-13.1%*	(18,823)	(20,187)	*7.2%*
Minority interest	-	-	-	-	-	-
Income before interest on company's net worth reversion	**532,485**	**395,264**	*-25.8%*	**290,453**	**183,147**	*-36.9%*
Interest on company's net worth reversion	-	-	-	-	-	-
Net income	**532,485**	**395,264**	*-25.8%*	**290,453**	**183,147**	*-36.9%*

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

At March 31 and June 30, 2002

Corporate Law - Unaudited

(In thousands of reais - R$)

ASSETS	Consolidated Mar-02	Consolidated Jun-02
Current assets	**3,683,285**	**3,679,046**
Cash and cash equivalents	131,332	125,766
Cash and bank accounts	5,578	5,996
Financial investments	125,754	119,770
Accounts receivable	3,488,719	3,499,024
Accounts receivable from customers	2,256,121	2,257,899
Allowance for doubtful accounts	(339,853)	(369,363)
Receivables from associated companies	659	3
Loans and financial investments	2,101	2,582
Recoverable taxes	1,072,603	879,217
Recoverable prepaid expenses	62,491	61,548
Maintenance inventories	420,678	414,127
Other assets	13,919	253,011
Recoverable advances	63,234	54,256
Long-term assets	**1,244,535**	**1,286,920**
Loans and financial investments	28,962	29,502
Receivables from associated companies	73,672	89,159
Recoverable taxes	871,572	871,119
Other recoverable values	171,441	176,409
Recoverable advances	13,669	13,146
Other	314	15,499
Capitalizable investments	84,905	92,086
Permanente Assets	**17,513,093**	**17,332,864**
Investments	141,456	163,339
Property, plant and equipment - net	17,172,486	16,980,233
Deffered results	199,151	189,292
Total Assets	**22,440,913**	**22,298,830**

LIABILITIES	Consolidated Mar-02	Consolidated Jun-02
Current liabilities	**5,602,712**	**5,184,008**
Payroll and related charges	103,858	113,252
Suppliers	813,222	736,247
Income tax	191,822	82,100
Other taxes	453,485	443,365
Loans and financing	2,350,801	2,352,342
Payables to associated companies	51,659	154,418
Consignments	127,656	117,472
Dividends and interest on capital	1,091,366	1,113,449
Accrual for contingencies	20,938	22,917
Other liabilities	397,905	48,446
Long-term liabilities	**1,924,660**	**2,017,210**
Income tax	41,995	40,191
Loans and financing	1,237,769	1,392,078
Payables to associated companies	77,916	2,579
Accrual for contingencies	397,894	413,663
Other liabilities	169,086	168,699
Shareholders' equity	**14,911,915**	**15,095,986**
Share capital	5,640,184	5,978,074
Capital reserves	2,743,651	2,743,654
Profit Reserves	763,551	426,582
Retained earnings	5,764,529	5,947,676
Capitalizable Funds	**1,626**	**1,626**
Total liabilities	**22,440,913**	**22,298,830**

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 4. Operating Highlights

		Consolidated - Accumulated		var.	Consolidated		var.
		Jun-01	Jun-02		1Q02	2Q02	
Capex							
Capital Expenditure	R$ MM	2,466	908 [5/]	-63.2%	383	525 [5/]	37.1%
Network							
Access Lines - Installed (switching)		14,124,582	14,340,459	1.5%	14,337,759	14,340,459	0.02%
Installed Lines - Gain		1,638,865	(6,389)	-100.4%	(9,089) [4/]	2,700	-129.7%
Access Lines in Service		12,005,684	12,511,515	4.2%	12,576,797	12,511,515	-0.5%
Residential		8,859,182	9,251,941	4.4%	9,320,867	9,251,941	-0.7%
Non-residential		1,437,608	1,518,892	5.7%	1,505,216	1,518,892	0.9%
Trunk Lines		1,338,240	1,337,797	-0.03%	1,349,481	1,337,797	-0.9%
Public Lines		303,766	332,454	9.4%	333,011	332,454	-0.2%
Internally used and test lines		66,888	70,431	5.3%	68,222	70,431	3.2%
Lines in Services - Gain		1,409,761	(104,491)	-107.4%	(39,209)	(65,282)	66.5%
Average Lines in Service	(ALIS)	11,240,144	12,562,754	11.8%	12,596,455	12,529,053	-0.5%
Digitalization	(%)	95.3	95.8	0.5p.p.	95.7	95.8	0.1p.p.
Traffic							
Local Pulses - Registered	(pul 000)	15,993,150	17,763,441	11.1%	8,805,399	8,958,042	1.7%
Local Pulses - Exceeding	(pul 000)	11,359,718	12,366,487	8.9%	6,079,827	6,286,660	3.4%
Domestic Long Distance [1/]	(min 000)	6,743,530	7,170,490	6.3%	3,595,887	3,574,603	-0.6%
International Long Distance	(min 000)	-	1,634	-	-	1,634	-
Monthly traffic per ALIS							
Local	(pul)	237	236	-0.6%	233	238	2.3%
DLD	(min)	100	95	-4.9%	95	95	-0.1%
Others							
Employees		12,257	10,065	-17.9%	10,413	10,065	-3.3%
LIS per Employee [2/]		979	1,243	26.9%	1,208	1,243	2.9%
Monthly Net Op. Revenue per ALIS	(R$)	63.0	63.0	0.1%	62.3	63.8	2.4%
Telephone Density	(per 100 inh.)	32.5	33.2 [3/]	0.7p.p.	33.6	33.2 [3/]	-0.4p.p.

1/ Include intrastate, VC1, VC2 and VC3
2/ End of period
3/ Population: 37,670,848 - source Anatel
4/ Deactivated due to technical reasons
5/ Inclusive capex for Long Distance

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 5

Tariff rates (including taxes) - fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit	
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36						
Sep 01, 1998	69.10						
Dec 29, 1999 2/	*75.56*	*16.26*	*24.39*	*32.53*	*0.06*	*0.06*	*0.08453*
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000 3/	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001 3/	76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002 3/	**76.62**	**26.57**	**40.04**	**40.04**	**0.081**	**0.081**	**0.10257**

Date of Enforcement	DLD (1 minute without discounts - normal rates)			
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	**0.108**	**0.173**	**0.237**	**0.347**

Date of Enforcement	Interconnection (1 min.-without discounts)		Fixed to Mobile (1 minute-without discounts)		
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067			
Jun 22, 1999	0.040	0.072			
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	*0.050*	*0.086*	*0.453*	*0.953*	*1.084*
Feb 01, 2002	**0.050**	**0.086**	**0.498**	**1.037**	**1.180**

1/ Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997

2/ The new tariffs started to be changed in January 12, 2000 in the CTBC concession area.

3/ Some services have differentiated tariff rates for the CTBC concession area (which was absorbed after the Company's restructuring): installation charge (R$64.84), local pulse (R$0.09826), DLD (D1=R$0.101, D2=R$0.146, D3=R$0.209 e D4=R$0.305) and interconnection (TU-RL=R$0.057 and TU-RIU= R$0.092). There are differentiated tariff rate for the CETERP concession area.

Note 1: On June 25, 2002, according to the Acts 26.660 and 26.687, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the commuted fixed line service. The Basic Plan increased in average by 8.28%, while the net maximum tariff of the Long Distance Basic Plan increased in average by 5.02%, thus incorporating the productivity gain of 4.0%, in accordance to the Concession Agreement.

Note 2: On January 28, 2002, according to the Act 22.362, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC, with a increased in 9.9% for the VC1, while the VC2 increase 8.8%. This readjusted are for all the TELESP concession área (sectors 31, 32 and 34 of the Region III), and the new tariffs started to be changed in February 1st, 2002.

Note 3: The IDP-DI used in the formula to calculate the tariff was 9.40%.

Capex 1/

The Society submitted to the Board of Directors the Budget for 2002, ammounting to R$1.800.000. On the General Shareholder's Meeting, according to the Article 196, Law # 6404/76, changed on § 2nd, according to the Law 10.303 of 10/31/01.

The Society invested until June 30, 2002 R$908 million, inclusive capex for Long Distance. On the 2nd quarter of 2002,the new commited consolidated capex is as follows:

(in million of reais - R$)

Year	Plant growth commitment 2/			
	Commited		Forecasted	
	R$	US$	R$	US$
Jun-02	782	288	813	300

1/ Unaudited

2/ Average Dolar sale (Central Bank), in June 2002 (close rate) of R$2.7139/US$

Depreciation Figures

(in million of reais - R$)

June 2002

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	34,620	(18,622)	15,998
Work in progress 1/	982	0	982
Total	35,602	(18,622)	16,980
Fully depreciated assets			*7,882*
Average depreciation rate (%)			10.50%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 6

Loans and Financing

(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Jun/02		
				Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	9,290	94,108	103,398
CIDA	CAN$	3.0%	2005	466	828	1,294
Comtel	US$	10.75%	2004	27,079	881,764	908,843
EDCIII	US$	Libor + 1.0%	2002	9,019	-	9,019
Loans in Foreing Currency [1/]			Até 2004	1,482,197	415,378	1,897,575
Sub-total				**1,528,051**	**1,392,078**	**2,920,129**
Loans from Related Companies [2/]	R$	102.0% of CDI	2002	299,267	-	299,267
	US$	Libor+2.715%+17.647% (IT*)	2002	34,288	-	34,288
	US$	Exchange rate variation	2002	2,569	-	2,569
	US$	Exchange rate variation	2002	123	-	123
	US$	Libor+3.0%+17.647% (IT*)	2002	488,044	-	488,044
				824,291	**-**	**824,291**
Total				**2,352,342**	**1,392,078**	**3,744,420**

(*) Income Taxe

1/ With ABN, Banco do Brasil, Bank of America, BankBoston, BBA, BBM, BBV, BNP, Bradesco, Citibank, Deutsche, Dresdner, ING, Itaú, Lloyds, Safra, Santander, Sudameris, Tokyo, Unibanco, West LB, as following:

	Currency	Interest Rate	Balance as of Jun/02
Res. 2770	USD	3,55% a 14,75%	655,948
Res. 2770	JPY	0,80% a 4,00%	364,760
Res. 4131	USD	6,24% a 8,50%	222,073
Res. 4131	USD	Libor + 1.0% until Libor+3.13%	119,464
Import Financing	USD	4.26% until 9.47%	51,267
Import Financing	USD	Libor + 0.625% until Libor+2.35%	135,224
Debt Assumption	USD	*4,55% until 11,68%*	*348,839*
Total			*1,897,575*

2/ Intercompany loan guaranteed by Telefónica Internacional S.A obtained in accordance to the company policy for such matters and following the global market trends through independent consult to varied sources of funds thus resulting in the lowest all-in cost.

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Mar 2001	1.42%	1.64%
Jan - Jun 2001	4.32%	4.75%
Jan - Set 2001	7.66%	7.81%
Jan - Dec 2001	10.37%	10.40%
Jan - Mar 2002	0.51%	0.48%
Jan - Jun 2002	3.48%	4.09%

Source: Investnews - Gazeta Mercantil

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Mar 31, 2001	2.1616	-10.55%
Jun 30, 2001	2.3049	-17.87%
Sep 30, 2001	2.6713	-36.61%
Dec 31,2001	2.3204	-18.67%
Mar 31,2002	2.3236	-0.14%
Jun 30,2002	2.8444	-22.58%

Source: Bloomberg

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: July 29, 2002

By

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp – Announces Consolidated Financial Results Accumulated for 2002 – First Half.